Exhibit (a)(24)

FOR IMMEDIATE RELEASE

Pilgrim’s Pride Reports that it has Received 73.2% Favorable Tender

Response for Gold Kist’s Outstanding 10 1/4% Senior Notes due

March 15, 2014 and Announces Pricing of such Tender Offer

Pittsburg, TX. October 12, 2006 — Pilgrim’s Pride Corporation (NYSE: PPC) announced today that as of 9:00 a.m., New York City time, on October 12, 2006, Mellon Investor Services LLC, the Depository for the Offer, has informed Pilgrim’s Pride that $95.2 million, or approximately 73.2%, of the outstanding Notes have been validly tendered and consents given and not withdrawn.

Pilgrim’s Pride also announced the consideration to be paid in its previously announced cash tender offer for, and consent solicitations with respect to, any and all of Gold Kist Inc.’s outstanding 10 1/4% Senior Notes due March 15, 2014 (CUSIP No. 380616AB8, ISIN US380616AB82) (the “Notes”). Based on an assumed payment date of October 30, 2006, holders who have validly tendered with consents and not withdrawn their Notes at or prior to 5:00 p.m., New York City time, on October 13, 2006 (the “Consent Date”) are eligible to receive $1,154.77 for each $1,000 principal amount of the Notes (the “Total Consideration”). The Total Consideration includes a consent payment equal to $30 in cash per $1,000 principal amount of the Notes (the “Consent Payment”). The consent payment is payable only to holders of Notes validly tendered with consents and not validly withdrawn on or prior to the Consent Date. Based on the same assumed payment date, holders who tender their Notes after 5:00 p.m., New York City time, on the Consent Date will not be eligible to receive the Consent Payment. Holders who have validly tendered with consents their Notes after 5:00 p.m., New York City time, on the Consent Date but at or prior to midnight, New York City time, on October 27, 2006 (unless the tender offer is earlier terminated or extended (such date and time referred to as the “Expiration Date”)) are eligible to receive $1,124.77 for each $1,000 principal amount of the Notes (the “Tender Offer Consideration”). In addition to the Total Consideration or the Tender Offer Consideration payable in respect of Notes purchased in the tender offer, Pilgrim’s Pride will pay accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as described in the Offer to Purchase).

The Total Consideration and the Tender Offer Consideration were determined as of 10:00 a.m., New York City time, today, based on the Reference Yield (as described in the Offer to Purchase and Consent Solicitation Statement dated September 29, 2006, the “Offer to Purchase”) of 4.779% for the Notes, and a Fixed Spread (as described in the Offer to Purchase) of 50 basis points for the Notes, using an assumed October 30, 2006, Payment Date for calculation purposes. If the Expiration Date is extended for more than 10 business days following the scheduled Expiration Date, a new price determination date will be established (to be 10:00 a.m. New York City time on the eleventh business day immediately preceding the new Expiration Date) and the Total Consideration for each Note tendered pursuant to the Offer at or prior to the new Expiration Date will be redetermined as of such new price determination date. Information regarding the pricing, tender and delivery procedures and conditions to the tender offer and consent solicitation relating to the Notes are contained in the Offer to Purchase.

Pilgrim’s Pride will accept validly tendered Notes for purchase promptly after the Expiration Date, provided that the conditions to the tender offer have been satisfied or waived, including the conditions with respect to Pilgrim’s Pride ‘s previously announced tender offer for all of the outstanding common shares of Gold Kist. The “Payment Date” is expected to be promptly after the Expiration Date and immediately prior to the closing of the transactions contemplated by the tender offer for Gold Kist’s common shares.

Pilgrim’s Pride has engaged Lehman Brothers Inc. to serve as the Dealer Manager for the tender offer and the Solicitation Agent for the consent solicitation. Mellon Investor Services LLC has been retained to serve as the Depository and Innisfree M&A Incorporated has been retained to serve as the Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to Innisfree M&A Incorporated by telephone at (877) 687-1874 (toll free in the U.S. and Canada) or (212) 750-5833 (call collect) or in writing at 501 Madison Avenue, 20th Floor, New York, NY 10022. Questions regarding the tender offer and consent solicitation may be directed to Lehman Brothers Inc. by telephone at (800) 438-3242 (toll free in the U.S.) or (212) 528-7581 (call collect).

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of consents, which may be made only pursuant to the terms of the Offer to Purchase and related documents. The tender offer and consent solicitation are not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. In any jurisdiction where the laws require the tender offer or consent solicitation to be made by a licensed broker or dealer, the tender offer or consent solicitation shall be deemed made on behalf of Pilgrim’s Pride by Lehman Brothers Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.

Pilgrim’s Pride Corporation

Pilgrim’s Pride Corporation is the second-largest chicken producer in the United States and Mexico and the largest chicken producer in Puerto Rico. Pilgrim’s Pride employs approximately 40,000 people and has major operations in Texas, Alabama, Arkansas, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico, with other facilities in Arizona, Florida, Iowa, Mississippi and Utah.

Pilgrim’s Pride products are sold to foodservice, retail and frozen entree customers. Pilgrim’s Pride’s primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements:

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the expected benefits of the proposed transaction with Gold Kist, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate Gold Kist’s business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist notes will be made only pursuant to the Offer to Purchase. Gold Kist noteholders are advised to read these documents and any other documents relating to the tender offer and consent solicitation in their entirety because they contain important information. Gold Kist noteholders may obtain copies of these documents for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 877-687-1874 (toll free from the U.S. and Canada).

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist shares will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) filed with the Securities and Exchange Commission (“SEC”) on September 29, 2006. Gold Kist stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Gold Kist stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 877-687-1874 (toll free from the U.S. and Canada).

Pilgrim’s Pride currently intends to solicit proxies for use at Gold Kist’s 2007 Annual Meeting of Stockholders, or at any adjournment or postponement thereof, to vote to increase the number of directors constituting Gold Kist’s entire board to 15 and fill nine positions on the expanded board with nominees of the president and chief executive officer of Pilgrim’s Pride. Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they are filed, because they will contain important information. These disclosure documents will be filed with the Securities and Exchange Commission by Pilgrim’s Pride Corporation and security holders may obtain a free copy of these disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim’s Pride Corporation at the SEC’s web site at www.sec.gov. The disclosure documents filed with the SEC by Pilgrim’s Pride Corporation may also be obtained for free by directing a request to Pilgrim’s Pride Corporation at 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686 Attn. Secretary. The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from Gold Kist stockholders for use at its 2007 Annual Meeting of Stockholders and a description of their direct and indirect interest in the solicitation, by security holdings or otherwise, is contained in the Form 425 filed by Pilgrim’s Pride with the SEC on August 24, 2006.

Contacts:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449